Exhibit 99.5
VOTING AGREEMENT
     THIS VOTING AGREEMENT (this “Agreement”), dated as of May 22, 2007, is made and entered into by and among Richard E. Rainwater (“Mr. Rainwater”), Moon Acquisition Holdings LLC, a Delaware limited liability company (“Parent”), and Moon Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“REIT Merger Sub”, and together with Parent, the “Purchaser Parties”).
RECITALS
     WHEREAS, Crescent Real Estate Equities Company, a Texas real estate investment trust (the “Company”), Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership (the “Operating Partnership”), the Purchaser Parties and Moon Acquisition Limited Partnership, a Delaware limited partnership (“Partnership Merger Sub”) have entered into an Agreement and Plan of Merger of even date herewith (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge the Company with and into REIT Merger Sub and to merge Partnership Merger Sub with and into the Operating Partnership;
     WHEREAS, as of the date hereof, Mr. Rainwater is the direct, indirect and/or beneficial owner of certain Company Common Shares and Units;
     WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Purchaser Parties have required that Mr. Rainwater agree, and Mr. Rainwater is willing to agree, to the matters set forth herein.
     NOW THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:
     1. Definitions. Capitalized terms not expressly defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement.
     1.1 “Rainwater Shares” means all Company Common Shares directly, indirectly or beneficially owned, or controlled, by Mr. Rainwater on the date hereof or hereinafter acquired, including, without limitation, Company Common Shares acquired as a result of the conversion of Units to Company Common Shares on or after the date hereof in accordance with the terms of the Operating Partnership Agreement.
     2. Agreement to Vote Interests and Take Certain Other Actions.
     2.1 From the date of this Agreement and ending on the first to occur of the Effective Time or the date on which the Merger Agreement is terminated pursuant to its terms (the first to occur being the “Expiration Date”), Mr. Rainwater hereby irrevocably and unconditionally agrees to vote (or cause to be voted) all of the Rainwater Shares (and any and all securities issued or issuable in respect thereof) which he is entitled to vote in his capacity as the beneficial holder of such Rainwater Shares, at any annual, special or other meeting of the holders of Company Common Shares, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting with respect to the following matters:
          (A) in favor of the approval of the REIT Merger, presented for consideration to any Persons;
          (B) against any proposal or transaction which could prevent or delay the consummation of the REIT Merger;
          (C) against any action which would frustrate the purposes, or prevent or delay the consummation, of the REIT Merger;
          (D) in favor of the approval and adoption of the Merger Agreement; and
          (F) against any action which would frustrate the purposes, or prevent or delay the effectiveness of the Merger Agreement.
     3. Grant of Irrevocable Proxy Coupled with an Interest.
     3.1 Mr. Rainwater hereby revokes any and all previous proxies granted with respect to the Rainwater Shares, and agrees that during the period commencing on the date hereof and ending on the Expiration Date, Mr. Rainwater hereby irrevocably appoints Morgan Stanley, as its respective agent, attorney-in-fact and proxy (with full power of substitution and resubstitution), for and in the name, place and stead of Mr. Rainwater, to vote (or cause to be voted) the Rainwater Shares in the manner set forth in Section 2 of this Agreement, at any meeting of the holders of Company Common Shares
     3.2 The proxy granted by Mr. Rainwater pursuant to this Section 3 is irrevocable, is coupled with an interest, and is granted in consideration of the Purchaser Parties entering into the Merger Agreement.
     3.3 The vote of the proxyholder shall control in any conflict between the vote by the proxyholder of any Rainwater Shares and a vote by the record holders of such Rainwater Shares.
     4. Covenants, Representations and Warranties of Mr. Rainwater. Mr. Rainwater hereby represents, warrants and covenants to the Purchaser Parties as follows:
     4.1 Ownership. Mr. Rainwater directly, indirectly or beneficially owns, or controls 2,214,622.5 Company Common Shares and 5,463,862 Units.
     4.2 No Liens. Except as required by Section 2 hereof, the Rainwater Shares are and will be held free and clear of all Liens.

     4.3 Restriction on Transfer, Proxies and Non-Interference. Except as otherwise contemplated by this Agreement, from and after the date of this Agreement and ending on the Expiration Date, Mr. Rainwater shall not: (A) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of (each, a “Transfer”) any Rainwater Shares or Units owned by Rainwater, other than the conversion of Units to Rainwater Shares in accordance with the terms of the Operating Partnership Agreement, (B) grant any proxies or powers of attorney with respect to any Rainwater Shares, (C) enter into any agreement or arrangement providing for any of the actions described in clause (A) or (B) above, or (D) take any action that would reasonably be expected to have the effect of preventing or disabling Mr. Rainwater from performing his obligations under this Agreement.
     4.4 Litigation. There is no action pending, or to the knowledge of Mr. Rainwater, threatened with respect to his ownership of the Rainwater Shares, nor is there any judgment, decree, injunction or order of any applicable Governmental Authority or arbitrator outstanding which would prevent the carrying out by Mr. Rainwater of his obligations under this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby or cause such transactions to be rescinded.
     4.5 Further Assurances. From time to time, at Parent’s request and without further consideration, Mr. Rainwater shall execute and deliver such additional documents as may be reasonably necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.
     4.6 No Conflicts. No filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary for the execution of this Agreement by Mr. Rainwater and the consummation of the transactions contemplated hereby or compliance by Mr. Rainwater with any of the provisions hereof shall result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Mr. Rainwater is a party or by which he or any of hiss properties or assets may be bound, except to the extent that any violation, breach or default would not interfere with the ability of to perform obligations hereunder.
     5. No Limitation on Discretion Trust Manager. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent Mr. Rainwater from exercising his legal, fiduciary and contractual duties and obligations as a trust manager of the Company, or otherwise taking any action or casting any vote, including any vote in relation to the REIT Merger or Merger Agreement, subject to the applicable provisions of the Merger Agreement, while acting solely in such capacity as trust manager.

     6. Miscellaneous.
     6.1 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.
     6.2 Termination. This Agreement and all obligations of Mr. Rainwater hereunder shall terminate and shall have no further force or effect as of the Expiration Date.
     6.3 Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.
     6.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery or telecopy, or by any reputable overnight courier service, such as FedEx, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the addresses as set forth in the Merger Agreement, or in the case of Mr. Rainwater as set forth on the signature page hereto, or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
     6.5 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
     6.6 Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by Mr. Rainwater of any covenants or agreements contained in this Agreement will cause the Purchaser Parties to sustain damages for which they would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the Purchaser Parties shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity.
     6.7 Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     6.8 No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party hereto with his or its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of his or its right to exercise any such or other right, power or remedy or to demand such compliance.
     6.9 No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.
     6.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any applicable conflicts of law principles.
     6.11 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
     6.12 Counterparts. This Agreement may be executed in counterparts (including by facsimile or portable document format), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement. This Agreement shall not be effective as to any party hereto until such time as this Agreement or a counterpart thereof has been executed and delivered by each party hereto.
     6.13 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Purchaser Parties any direct or indirect ownership or incidence of ownership of or with respect to the Rainwater Shares. All rights, ownership and economic benefits of and relating to such Rainwater Shares shall remain vested in and belong to Mr. Rainwater or his affiliates, and the Purchaser Parties shall have no authority to direct Mr. Rainwater in the voting or disposition of any Rainwater Shares, except as otherwise provided herein.
[Signature Pages Follow]

     IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first written above.

RICHARD E. RAINWATER
By:
Richard E. Rainwater
Address:

MOON ACQUISITION HOLDINGS LLC, a Delaware limited liability company
By:
Name:
Title:

MOON ACQUISITION LLC, a Delaware limited liability company By: Moon Acquisition Holdings LLC, its sole member
By:
Name:
Title: